Mail Stop 4561

March 31, 2008

Ms. Anne Brennan
Interim Chief Financial Officer
Openwave Systems, Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

> **Re:** **Openwave Systems, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 7, 2008**
> **File no. 001-16073**

Dear Ms. Brennan:

We have reviewed your response to our letter dated March 10, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 10, 2008.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Notes to Condensed Consolidated Financial Statements – Unaudited

(5) Balance Sheet Components

(b) Long-term Investments, page 13

1.   Please explain your basis for concluding that the reference to the valuation prepared by the investment firm is not a reference to a third-party valuation specialist subject to Rule 436(b) of Regulation C. As part of your response, please provide us with the proposed disclosure referred to in your response.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief